UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Cutter & Buck, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

232217109
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 232217109
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					559,635 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,430,340 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,430,340 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					12.78% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 232217109


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					870,705 (See Item 5)


				8 	SHARED VOTING POWER
					559,635 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,430,340 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,430,340  (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	12.78% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					IN



Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is shares of common stock, no par value, of Cutter & Buck, Inc. whose principal executive offices are located at 701 North 34th Street, Suite 400,Seattle Washington 98103.



Item 2. Identity and Background

(a), (b), (c) and (f) This is amendment no. 5 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on July 21, 2004.
Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut
Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,430,340 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund
Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or
ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $16,247,101.85 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

The Holders acquired the Shares for investment in the ordinary course of business. The Holders believe that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Representatives of the Holders have engaged in and may continue to engage in discussions with representatives of the Company concerning, among other things, the business and operations of the Company and various approaches that the Holders believes will maximizing shareholder value. In particular, the Holders believe that the Company should take immediate steps to accelerate the expiration of the shareholder rights plan, and recommend that shareholders vote in favor of (i) de-classifying the Board of Directors, (ii) eliminating certain supermajority voting provisions contained in the Company's Articles of Incorporation and (iii) eliminating the restriction against cumulative voting for directors. On July 20, 2005, the Holders sent a letter to the issuer urging the Company to implement these corporate governance initiatives.
A copy of the letter is attached hereto as Exhibit A and is incorporated herein by reference. As set forth in the letter, if, prior to August 15, 2005, the Company implements the governance initiatives recommended by the Holders, then the Holders intend to vote in favor of the reelection of the current Board of Directors at the 2005 annual meeting of stockholders. Should the Company fail to implement these governance initiatives prior to August 15, 2005, the Holder intends to provide the requisite advance notice to the Company of its intentions to seek shareholder support for corporate governance reform and may seek board representation to ensure that such reform is implemented.

Neither the Holders nor the Principals of the Holders has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Holders intend to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Company's response to the Holders' letter, the Company's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Holders may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing further discussions with the Issuer, other stockholders and third parties, soliciting proxies in opposition to the Company's nominees for directors at the 2005 annual meeting of stockholders and in favor of certain corporate governance measures, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.




Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 559,635 of the Shares and sole disposition power with respect to 1,430,340 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 870,705 of the Shares and shared voting power with respect to 559,635 of the Shares and shared disposition power with respect to 1,430,340 of the Shares;

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
2005-06-13	10,600			12.47
2005-06-15	500			12.48
2005-06-15	400			12.50
2005-07-15	1,600 			12.53




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit A: Letter dated July 20, 2005 from Pirate Capital LLC to Douglas G. Southern, Chairman of the Company's
		Board of Directors.




Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 21, 2005

			Pirate Capital LLC




		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


Exhibit A

July 20, 2005

Cutter & Buck Inc.
701 North 34th Street
Suite 400
Seattle, WA 98103
Attn: Douglas G. Southern, Chairman of the Board

Dear Mr. Southern:

Pirate Capital LLC ("Pirate") is the largest shareholder of Cutter &
Buck Inc. ("CBUK" or the "Company"), beneficially owning 1,428,740 shares or approximately 12.76% of the outstanding shares. We have maintained a dialogue with senior management and members of the Board with regard to various operational issues and continue to be encouraged by the Company's initiatives. While we view positively certain actions taken by the Company throughout fiscal year 2005, we continue to be discouraged with CBUK's archaic corporate governance policies which promote board entrenchment and discourage the maximization of shareholder value. Pirate is a strong advocate of sound corporate governance policies at all public companies and therefore urges the Company to put the interests of its shareholders at the forefront by taking immediate steps to implement the following changes:

1. Accelerate the expiration of the shareholders rights plan to no later than August 15, 2005;
2. By August 15, 2005, publicly announce that the Company's 2005 proxy will include a shareholder vote on the following three corporate governance issues and that the Board of Directors will recommend that shareholders vote in favor of such changes to the Company's Articles of Incorporation and Bylaws, as appropriate:
	a. Eliminate the classification of the Board of Directors;
	b. Eliminate the supermajority provisions contained within
	Article 9(a) of the Company's Articles of Incorporation; and
	c. Eliminate the restriction against cumulative voting for directors.

Assuming the aforementioned governance initiatives are implemented prior to August 15, 2005, Pirate intends to vote in favor of the reelection of the current Board of Directors at the 2005 annual meeting.

Should the Company fail to implement these governance initiatives prior to August 15, 2005, Pirate intends to provide the requisite advance notice to the Company of its intentions to solicit proxies. We anticipate that our proxy solicitation will seek shareholder support for corporate governance reform and board representation to ensure that such reform is implemented. We believe that the board of directors, in the exercise of its fiduciary duties, has a responsibility to act in the interests of all shareholders by deploying Pirate's proposed corporate governance initiatives.

Very truly yours,


David A. Lorber

cc:	Larry C. Mounger, Director
	Henry L. Kotkins Jr, Director
	James C. Towne, Director
	Whitney R. Tilson, Director
	John Thomson Wyatt, President and CEO
	Ernest R. Johnson, CFO and Secretary